UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FORESCOUT TECHNOLOGIES, INC.

(Name of Subject Company)

FERRARI MERGER SUB, INC.

(Offeror)

FERRARI GROUP HOLDINGS, L.P.

(Parent of Offeror)

FERRARI INTERMEDIATE, INC.

FERRARI PARENT, INC.

FERRARI GROUP HOLDINGS GP, LLC

ADVENT INTERNATIONAL CORPORATION

(Other Persons)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

34553D101

(Cusip Number of Class of Securities)

James Westra

Ferrari Merger Sub, Inc.

c/o Advent International Corporation

800 Boylston Street

Boston, Massachusetts, 02199

(617) 951-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Amanda McGrady Morrison

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Ferrari Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Ferrari Group Holdings, L.P., a Delaware limited partnership (“Parent”), to acquire all of the outstanding shares of common stock of Forescout Technologies, Inc., a Delaware corporation (“Forescout”), at a price of $29.00 per share, net to the seller in cash, without interest, subject to any required withholding of taxes, pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of July 15, 2020, by and among Purchaser, Parent and Forescout. The Parent and Purchaser are affiliates of Advent International Corporation (collectively, “Advent”).

Forward Looking Statements

This document contains forward-looking statements, including statements regarding: Forescout and the proposed acquisition of Forescout by affiliates of Advent; the potential benefits of the proposed transaction; the anticipated timing of the proposed transaction; and Forescout’s plans, objectives, expectations, intentions, financial condition, results of operations and business. These forward-looking statements involve risks and uncertainties. If any of these risks or uncertainties materialize, or if any of Forescout’s assumptions prove incorrect, Forescout’s actual results could differ materially from the results expressed or implied by these forward-looking statements. These risks and uncertainties include risks associated with: the COVID-19 pandemic and related public health measures on Forescout’s business, customers, markets and the worldwide economy; Forescout’s pending transaction with affiliates of Advent, including the risk that the conditions to the closing of the transaction are not satisfied, including uncertainties as to how many of Forescout’s stockholders will tender their shares in the tender offer, or that the transaction is not consummated; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks related to the ability to realize the anticipated benefits of the pending transaction, including the possibility that the expected benefits will not be realized or will not be realized within the expected time periods; risks that the proposed transaction disrupts Forescout’s current plans and operations; risks that the proposed transaction will affect Forescout’s ability to retain or recruit employees; the risk that Forescout’s stock price may decline significantly if the proposed transaction is not completed; the evolution of the cyberthreat landscape facing enterprises in the United States and other countries; Forescout’s plans to attract new customers, retain existing customers and increase Forescout’s annual revenue; the development and delivery of new products; Forescout’s plans and expectations regarding software-as-a-service offerings; Forescout’s ability to execute on, integrate, and realize the benefits of any acquisitions; fluctuations in Forescout’s quarterly results of operations and other operating measures; increasing competition; new integrations to the Forescout platform; general economic, market and business conditions; and the risks described in the filings that Forescout makes with the SEC from time to time, including the risks described under the headings “Risk Factors” and “Management Discussion and Analysis of Financial Condition and Results of Operations” in Forescout’s Annual Report on Form 10-K, which was filed with the SEC on February 28, 2020, as amended by Amendment No. 1 on Form 10-K/A to Forescout’s Annual Report on Form 10-K, which was filed with the SEC on April 29, 2020, and which should be read in conjunction with Forescout’s financial results and forward-looking statements, and is available on the SEC filings section of the Investor Relations page of Forescout’s website at https://investors.Forescout.com. Additional information is set forth in Forescout’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which was filed with the SEC on May 11, 2020. All forward-looking statements in this press release are based on information available to Advent as of the date hereof, and Advent does not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by law.

Additional Information and Where to Find It

The tender offer referenced in this document has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Forescout. It is also not a substitute for the tender offer materials that Advent will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Advent will file tender offer materials on Schedule TO with the SEC, and Forescout will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY FORESCOUT’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Forescout’s stockholders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to Forescout’s stockholders by visiting Forescout’s website (www.forescout.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Forescout with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. FORESCOUT’S STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY ADVENT OR FORESCOUT WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, ADVENT AND FORESCOUT.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press release dated July 15, 2020.